July 8, 2015

Brandon Hill

Attorney Advisor

Celeste M. Murphy

Legal Branch Chief

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Fortuneswell Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed June 19, 2015

File No. 333-202072

Dear Mr. Hill,

The following is the company’s response to your comment letter dated July 7, 2015.

Plan of Distribution, page 19

1.

We note you have removed most references to Underhill Securities and have identified Mr. Underhill as the exclusive sales agent for this offering. Please reconcile this disclosure on page 19 to reconcile the statement about “not enter[ing] into any agreement or arrangements for the sale of shares with any broker/dealer or sales agent other than Underhill Securities as disclosed herein.”

Typo on page 19 referencing Underhill Securities removed.

2.

We note your response to comment 10 and we reissue our comment. Please file a copy of your Subscription Agreement pursuant to Item 601(b)(10).

Subscription Agreement filed.

Background of Directors, Executive Officers, Promoter and Control Persons, page 30

3.

We note your response to comment 13 and we reissue our comment. Please revise Mr. Underhill’s biography to describe his business experience during the past five years pursuant to Item 401(e)(1) of Regulation S-K. In addition, please disclose any other directorships held during the past five years in a public company.

Revised as to add the following.

From January 2006 to the present, Barry Underhill has been a director of Hellix Ventures, Inc.  From March of 2006 to the present, Barry Underhill has been a director of Abbington Resources, Ltd. From September 2009 to the present, Barry Underhill has been the CFO and director of Aintree Resources, Inc.

Exhibits, page II-3

4.

We note that you furnished an unsigned copy of your trust agreement as Exhibit 99.A. Please revise to file an executed copy.

Signed version filed.

5.

Please file all agreements and exhibits listed in your exhibit table.

There is no sales agent so that reference has been deleted.   Oral Agreement Summary added.

Sincerely,

/s/ Barry Underhill

Barry Underhill

President

Fortuneswell Corporation